Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to incorporation by reference in the Registration Statement on Form S-8 (No. 333-148328) of Enterprise Financial Services Corp of our report dated June 20, 2013 relating to the statement of net assets available for benefits of the EFSC Incentive Savings Plan as of December 31, 2012, the related statement of changes in net assets available for benefits for the year then ended, and the related supplemental schedule of assets (held at end of year) as of December 31, 2012, which appears in the December 31, 2012 annual report on Form 11-K of the EFSC Incentive Savings Plan.

/s/ Brown Smith Wallace, LLC
St. Louis, Missouri
June 20, 2013